Exhibit 12
CELANESE HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	(In $ millions, except ratio of earnings to combined fixed
	charges)
Earnings:
Earnings from continuing operations before tax and minority interest	160	133	335	180
Less:
Equity in net earnings of affiliates	(18)	(12)	(39)	(27)
Plus:
Income distributions from equity investments	19	10	36	46
Amortization of capitalized interest	1	2	2	3
Total fixed charges	75	73	147	228

Total earnings as defined before combined fixed charges	237	206	481	430

Fixed charges:
Interest expense	63	59	124	199
Capitalized interest	2	1	3	2
Estimated interest portion of rent expense	9	6	18	12
Guaranteed payment to minority shareholders	1	7	2	15

Total combined fixed charges	75	73	147	228

Ratio of earnings to combined fixed charges	3.2	2.8	3.3	1.9